Via Facsimile and U.S. Mail
Mail Stop 6010

August 6, 2008

Mr. Mitchell K. Fogelman
Chief Financial Officer
Cytrx Corporation
11726 San Vicente Blvd.
Suite 650
Los Angeles, CA 90049

Re: Cytrx Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2007
      File No. 000-15327

Dear Mr. Fogelman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief